Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bomb Enterprises, Inc.
309 Hibben St
Mount Pleasant, SC 29464
https://thebombco.com/

Up to $4,999,935.50 in Common Stock at $13.30
Minimum Target Amount: $15,002.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Bomb Enterprises, Inc.
Address: 309 Hibben St, Mount Pleasant, SC 29464
State of Incorporation: DE
Date Incorporated: September 20, 2022

Terms:

Equity

Offering Minimum: $15,002.40 | 1,128 shares of Common Stock
Offering Maximum: $4,999,935.50 | 375,935 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $13.30
Minimum Investment Amount (per investor): $492.10

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Loyalty Bonus:</u>

Previous Investors are eligible to receive 20% Bonus Shares

<u>Time-Based Perks</u>

Early Bird: Invest $492 and receive 20% Bonus Shares.

<u>Amount Based Perks:</u>

Invest $500 and receive an Owner Certificate.

Invest $1,000 and receive an Owner Certificate and a Free Protein/Bomb Bundle.

Invest $2,000 and receive an Owner Certificate and a Free Annual Blender Bomb Subscription.

Invest $10,000 and receive an Owner Certificate, a Free Annual Blender Bomb Subscription*, and 35% Off Sitewide for Life.

Invest $30,000 and receive an Owner Certificate, a Free Lifetime Blender Bomb Subscription**, 35% Off Sitewide for Life, and 10% Bonus Shares.

Invest $60,000 and receive an Owner Certificate, a Free Lifetime Blender Bomb Subscription, 35% Off Sitewide for Life, an Investor Retreat Weekend, and 15% Bonus Shares.

Invest $100,000 and receive an Owner Certificate, a Free Lifetime Blender Bomb Subscription, 35% Off Sitewide for Life, a 7-Night Stay in Helen's Carriage House during the Investor Retreat Weekend, and 20% Bonus Shares.

*Annual Blender Bomb Subscription: 12 total monthly shipments at a value of $49.99.

**Lifetime Blender Bomb Subscription: Monthly shipments at a value of $49.99 — for life!

***Those who have already invested and received the annual or lifetime subscription can gift their subscription to a friend or family member.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Bomb Enterprises, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $13.30 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1330. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Blender Bombs, Inc., (the "Company") was originally formed on July 30, 2018, as Blender Bombs, LLC, a South Carolina limited liability company. On August 26, 2019, the company converted to Blender Bombs, Inc in the state of Delaware. On February 28, 2022, the Company changed its name to Bomb Enterprises, Inc. The Company's headquarters are located in Mount Pleasant, South Carolina. Bomb Enterprises, Inc. produces and distributes consumable food products to provide consumers a products with nutritional value and health benefits, made with plant-based ingredients. The Company's products are designed to be shelf-stable and edible straight from the packaging. Blender Bombs offers a convenient, whole-food solution to at-home smoothie making, addressing the common challenges of time and ingredient quality. The company has grown organically through e-commerce and its Hustle Smoothie Bar, establishing a strong, omni-channel business model.

Competitors and Industry

Competitors

We operate in the competitive health and wellness sector, specifically within the smoothie and superfood market. Key competitors include:

- Huel: Offers nutritionally complete meal shakes and bars, focusing on convenience and balanced nutrition.

- Ka'Chava: Provides plant-based meal replacement shakes that include a blend of superfoods, vitamins, and minerals for comprehensive nutrition.

- Orgain: Known for its organic protein powders and shakes, catering to consumers looking for clean, high-quality ingredients.

These competitors also aim to simplify healthy eating, but Blender Bombs differentiates itself with its unique, whole-food, at-home smoothie boosters.

Industry

The global superfood market is projected to reach $209.1 billion by 2026. The U.S. smoothie market was valued at $4.04 billion in 2023 and is expected to grow to $9.86 billion by 2033, with a CAGR of 9.4%. Our core strategy is to cater to the preferences of health-conscious consumers, particularly busy professionals, millennial parents, and young adults who seek convenient, delicious ways to incorporate superfoods and clean ingredients into their diets. Our focus on whole-food, at-home smoothie boosters aligns with the growing consumer trend toward more personalized and nutritious food experiences. This approach not only meets current market demand but also positions Bomb Enterprises, Inc. to capitalize on future growth trends.

Current Stage and Roadmap

Current Stage &

We believe we are currently experiencing a robust growth stage, having solidified our market presence through revenue generation. Since our inception, we have achieved significant milestones, including generating nearly $20 million in total revenue. Our product lineup includes Blender Bombs, protein powders, granola, and on-the-go nutrition bars, which have garnered a loyal customer base and strong market presence. Our products are available direct-to-consumer, on Amazon, and in retailers such as Whole Foods Market. We believe we have continuously innovated within our product offerings, enhancing the customer experience with convenient, whole-food solutions that differentiate us in the competitive health and wellness market.

Roadmap

Blender Bombs is in a growth stage & it continues to expand its product line and enhance its e-commerce platform, aiming to increase subscription-based revenue. Future plans include broadening distribution channels, exploring retail partnerships, and developing new superfood products to meet growing consumer demand. Blender Bombs also aims to strengthen its brand presence through strategic marketing and community engagement initiatives.

The Team

Officers and Directors

Name: Helen Hall Leland

Helen Hall Leland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board
  Dates of Service: April, 2017 - Present
  Responsibilities: I assist in day to day marketing activities and assist Beau with his CEO duties.

Name: Harold Edward Dickerson Jr (Beau)

Harold Edward Dickerson Jr (Beau)'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO
  Dates of Service: August, 2022 - Present
  Responsibilities: I'm the CEO. I oversee the overall strategy and operations of The Bomb Co. Salary: 275,000

Other business experience in the past three years:

- Employer: Crook & Maker
  Title: Senior Vice President
  Dates of Service: March, 2019 - August, 2022
  Responsibilities: I oversaw the commercial strategy and was held accountable for the overall national sales results of the company.

Name: Caleb Joshua Goding

Caleb Joshua Goding's current primary role is with Time & Wealth Management, LLC. Caleb Joshua Goding currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO (Fractional)
  Dates of Service: November, 2021 - Present
  Responsibilities: Fractional CFO. I help advise the executive team in matters that relate to financial operations.

Other business experience in the past three years:

- Employer: Time & Wealth Management, LLC
  Title: Owner, Founder, & CEO

Dates of Service: July, 2021 - Present
Responsibilities: I am a Registered Investment Advisor and do all the job roles and responsibilities of an RIA. I serve as a consultant, advisor, and certified financial planner to a variety of clients. I am registered with the state of South Carolina.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to

interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological

hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies.

As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities,

reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percent age
Helen R. Hall (Helen Hall owns 1,027,940 of her Common shares via Hush Up and Hustle LLC)	1,037,940	Common Stock	
Helen R. Hall (Helen Hall owns 1,027,940 of her Common shares via Hush Up and Hustle LLC)	502,500	Founder Stock	98.67%
Helen R. Hall (Helen Hall owns 1,027,940 of her Common shares via Hush Up and Hustle LLC)	28,169	Series A Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Founder Stock, Series A Preferred Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 375,935 of Common Stock.

Common Stock

The amount of security authorized is 3,997,500 with a total of 1,481,870 outstanding.

Voting Rights

one vote per share

Material Rights

The amount outstanding does not include 10,680 shares reserved for issuance under the Company's equity incentive plan.

Right of First Refusal: Certain shares of outstanding common stock have rights of first refusal attached to them. These rights will not apply to the Common Stock issued through this Regulation Crowdfunding raise.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Founder Stock

The amount of security authorized is 502,500 with a total of 502,500 outstanding.

Voting Rights

The holders of Founder Stock are entitled to cast 100 votes for each share of Founders Stock held.

Material Rights

Protective Provisions: The holders of Founder Stock have certain protective provisions. See exhibit F for details.

Director Election: The holders of Founder Stock have the right to elect certain amounts of Directors depending on the total amount of Directors. See exhibit F for details.

Series A Preferred Stock

The amount of security authorized is 1,000,000 with a total of 270,861 outstanding.

Voting Rights

one vote per share

Material Rights

Dividend Preference: Holders of Preferred Stock have certain dividend preference. See Exhibit F for details.

Liquidation Preference: Holders of Preferred Stock have certain dividend preference. See Exhibit F for details.

Series A Preferred Stock Protective Provisions: Holders of Series A Preferred Stock have certain protective provisions. See Exhibit F for details.

Conversion Rights: Holders of Preferred Stock have certain conversion rights. See Exhibit F for details.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

one vote per share

Material Rights

Dividend Preference: Holders of Preferred Stock have certain dividend preference. See Exhibit F for details.

Liquidation Preference: Holders of Preferred Stock have certain dividend preference. See Exhibit F for details.

Conversion Rights: Holders of Preferred Stock have certain conversion rights. See Exhibit F for details.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,940,335.00
  Number of Securities Sold: 242,692
  Use of proceeds: See Bomb Enterprises Offering Statement filed 9/28/22 for description of use of proceeds
  Date: April 30, 2023
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 53,500
  Use of proceeds: Acquisition of related party assets
  Date: April 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Founders Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 500,000
  Use of proceeds: IP acquisition
  Date: March 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 28,169
  Use of proceeds: Growth and Operations
  Date: April 10, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Founder Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,500
  Use of proceeds: IP acquisition
  Date: May 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 29,320
  Use of proceeds: Growth Marketing
  Date: May 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $2,461,652, compared to fiscal year 2022 revenue of $2,354,421. This represents an increase of approximately $109,376 or 4.6%. The increase in revenue was attributed to continued growth in the our product offerings and expanding customer base.

Cost of Sales

Cost of sales in 2023 was $1,611,565 a decrease of approximately $58,092 from $1,633,334 in 2022. We achieved this reduction through improved efficiencies in production and supply chain management.

Gross Margins

Our gross profit for 2023 increased to $850,087 from $721,087 in 2022. Gross margins as a percentage of revenues increased from 30.3% in 2022 to 35.7% in 2023. This improvement was driven by a reduction in cost of goods sold and better pricing strategies.

Expenses

Our expenses include compensation and benefits, marketing and sales expenses, professional service fees, research and development expenses, and other operational costs. Total expenses for 2023 were slightly higher than in 2022, primarily due to increased investments in marketing and expanding the team to support growth initiatives.

Net Income

We reported a net loss of $971,790 for fiscal year 2023, a slight increase from a net loss of $957,994 in 2022. This increase in net loss was primarily due to higher revenues and improved gross margins, partially offset by increased operating expenses.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we anticipate continued growth in our product offerings and an expanding customer base, which will drive higher revenues and improved cash flows. Past cash was primarily generated through sales of our products. Our goal is to achieve profitability by continuing to improve our operational efficiencies and expanding our market reach. We believe our historical cash flows are not representative of what is to be expected in the future due to our ongoing investments in marketing, product development, and team expansion, which we believe will lead to significant revenue growth and better cash flow management. Additionally, the reduction in our long-term debt will positively impact our financial health and future cash flows.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2024, the Company has capital resources available in the form of roughly $176,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our marketing efforts, product development, and expansion of our team to drive growth and achieve profitability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 60% will be made up of funds raised from the crowdfunding campaign, if we raise the maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 24 months. This is based on a current monthly burn rate of $47,417 for expenses related to salaries, marketing, inventory, and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately

36 months. This is based on a current monthly burn rate of $47,417 for expenses related to salaries, inventory, marketing, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including potential future capital raises and exploring new lines of credit after our crowdfunding campaign.

Indebtedness

- Creditor: Helen
  Amount Owed: $30,000.00
  Interest Rate: 0.0%
  Maturity Date: September 09, 2023
  On September 8, 2022, the Company entered into a Loan Agreement with the Company's founder in the principal amount of $80,000 plus such other future advances as they may occur. Proceeds are for working capital. The loan is secured by the Company's assets. The loan matured 12 months after origination, and can be extended upon mutual agreement. The interest expense is zero percent (0.00%) for the first 12 months, then twelve percent (12%) annually. During 2023, $50,000 of this note was repaid and $30,000 remains outstanding.

Related Party Transactions

- Name of Entity: Entity controlled by the Company's Chief Financial Officer
  Names of 20% owners: Entity controlled by the Company's Chief Financial Officer
  Relationship to Company: Fractional CFO
  Nature / amount of interest in the transaction: On May 1, 2022, the Company entered into a Loan Agreement with an entity controlled by the Company's Chief Financial Officer in the principal amount of $181,233 plus such other future advances as they may occur. Proceeds are for working capital
  Material Terms: The loan is secured by the Company's assets. The loan matured six (6 months) after origination, and could be extended upon mutual agreement. The interest expense was zero percent (0.00%) for the first 6 months, then twelve percent (12%) annually. During 2023, this note and interest accrued thereon was repaid in full.

- Name of Entity: 80x20, LLC
  Names of 20% owners: Entity which is controlled by the Company's founder and majority owner
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In April 2022, through successive actions, the Company issued 15,560 shares of Common Stock to a third party in exchange for 10% Membership Interest in 80x20, LLC, an entity which is controlled by the Company's founder and majority owner at such time. The Company further issued 37,940 shares of Common Stock to a separate entity owned by the Company's founder for the 90% Membership Interest maintained in 80x20, LLC. Through these successive actions, the Company obtained 100% of the Membership Interest in 80x20, LLC which contains certain intellectual property. Concurrent with these actions, the Company also issued 2,500 shares of Founders Stock to the Company's CEO for certain trademarks.
  Material Terms: The Company determined the acquisition of 80x20, LLC and the trademarks were an asset acquisitions as the primary value of the assets acquired are concentrated in intellectual property. 80x20, LLC had, and continues to have, negligible operations. The Company assigned an insignificant value to the IP as the transaction was between entities under common control and the historical carrying value was nil.

- Name of Entity: Founders Stock Exchange
  Names of 20% owners: Founders Stock Exchange
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On March 1, 2022, the Company issued 500,000 shares of Founder Stock in exchange for 100% membership interest in certain intellectual property (IP).
  Material Terms: The Company assigned an insignificant value to the IP as the transaction was between entities under common control and the historical carrying value was nil.

- Name of Entity: Founder and Entities Related to Founder
  Names of 20% owners: Helen Hall Leland
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company has related party entities in which it transacts with. The Company sells its products to related party entities. Related party sales during the years ended December 31, 2023 and

2022 were $79,691 and $68,780, respectively. As of December 31, 2023, there was no remaining receivables related to related party sales.

Material Terms: From time-to-time, our founder and entities related to our founder have advanced funds to the Company. These advances are due on demand and bear no interest. Such balances are reflected as due to related parties on the accompanying balance sheets.

Valuation

Pre-Money Valuation: $29,994,572.30

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company has no options, warrants or other convertible securities outstanding with a right to acquire shares. In making this calculation, we have assumed all preferred stock is converted to common stock.

In making this calculation we have not assumed that any shares reserved for issuance under the company's stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,002.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $4,999,935.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Inventory
  15.3%
  This allocation will be used to ensure we have sufficient stock to meet customer demand and support sales growth.

- Marketing
  39.4%
  These funds will be dedicated to marketing campaigns, advertising efforts, and trade expenditures to increase brand awareness, attract new customers, and drive sales.

- Company Employment
  30.0%
  This portion will be invested in hiring skilled personnel who are crucial for the execution and success of our strategic initiatives and overall business plan.

- Accounting, Tax, Regulatory
  6.3%
  6.3% towards Professional Services (Legal, Accounting, Tax, Regulatory & Compliance). These funds will cover essential professional services, including legal, accounting, tax, regulatory, and compliance fees, ensuring our business operations remain compliant and well-managed.

- Operations
  3.5%
  This allocation will support the day-to-day operational and administrative expenses, including office supplies, utilities, and other essential overhead costs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://thebombco.com/ (https://thebombco.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/blender-bombs

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Bomb Enterprises, Inc.

[See attached]

BOMB ENTERPRISES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2023 AND 2022

Bomb Enterprises, Inc.
Index to Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Bomb Enterprises, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Bomb Enterprises, Inc., a Delaware corporation and subsidiaries (collectively the "Company"), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses, has negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
August 7, 2024

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

BOMB ENTERPRISES, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND 2022

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 779,979	$ 157,402
Accounts receivable	45,140	54,845
Inventory	169,161	153,213
Prepaid expenses	48,234	54,290
Total current assets	1,042,514	419,750
Property and equipment, net	1,167	147
Total assets	$ 1,043,681	$ 419,897
Liabilities and Stockholders' Equity (deficit)		
Current liabilities:		
Accounts payable	$ 82,191	$ 335,010
Accrued liabilities	29,748	33,184
Deferred revenue	9,294	19,637
Due to related parties	54,750	54,540
Line of credit	-	280,460
Notes payable, related parties	30,000	261,233
Total current liabilities	205,983	984,064
Deferred revenue, net of current portion	24,000	27,000
Total liabilities	229,983	1,011,064
Commitments and contingencies	-	-
Stockholders' Equity (deficit):		
Class A Preferred Stock	2	-
Founders stock	5	5
Common stock	14	11
Additional paid-in capital	2,976,090	599,440
Accumulated Deficit	(2,162,413)	(1,190,623)
Total stockholders' equity (deficit)	813,698	(591,167)
Total liabilities and stockholders' equity (deficit)	$ 1,043,681	$ 419,897

The accompanying notes are an integral part of these financial statements

BOMB ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenues, gross	$ 3,091,256	$ 2,652,961
Reductions to gross revenue	(629,604)	(298,540)
Revenues, net	2,461,652	2,354,421
Cost of revenues	1,611,565	1,633,334
Gross profit	850,087	721,087
Operating Expenses:		
General and administrative	1,030,308	1,111,563
Sales and marketing	793,766	543,188
Total operating expenses	1,824,074	1,654,751
Operating income	(973,987)	(933,664)
Other (income) expense :		
Interest expense	16,103	24,331
Other income	(18,300)	(1)
Total other (income) expense	(2,197)	24,330
Income (loss) before provision for income taxes	(971,790)	(957,994)
Provision for income taxes	-	-
Net loss	$ (971,790)	$ (957,994)

The accompanying notes are an integral part of these financial statements

BOMB ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Class A Preferred Stock		Founders Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
December 31, 2021	-	$ -	-	$ -	1,000,000	$ 10	$ 158,746	$ (232,629)	$ (73,873)
Founders Stock issued for inttelectual property	-	-	502,500	5	-	-	(5)	-	-
Restriced Stock Awards	-	-	-	-	12,200	-	510	-	510
Shares for acquisition of related party assets	-	-	-	-	53,500	1	(1)	-	-
Series A Preferred issued for cash, net of costs	42,224	-	-	-	-	-	440,190	-	440,190
Net loss	-	-	-	-	-	-	-	(957,994)	(957,994)
December 31, 2022	42,224	-	502,500	5	1,065,700	11	599,440	(1,190,623)	(591,167)
Restriced Stock Awards	-	-	-	-	270,850	3	10,534	-	10,537
Shares issued for cash, net of costs	200,468	2	-	-	-	-	2,366,116	-	2,366,118
Net loss	-	-	-	-	-	-	-	(971,790)	(971,790)
December 31, 2023	242,692	$ 2	502,500	$ 5	1,336,550	$ 14	$ 2,976,090	$ (2,162,413)	$ 813,698

The accompanying notes are an integral part of these financial statements

BOMB ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Year Ended December 31, 2023	Year Ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (971,790)	$ (957,994)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	181	1,076
Stock-based compensation	10,537	510
Changes in operating assets and liabilities:		
Accounts receivable	9,705	15,695
Inventory	(15,948)	38,544
Prepaid expenses	6,056	(37,032)
Other assets	-	7,000
Accounts payable	(252,819)	207,459
Accrued liabilities	(3,436)	11,360
Deferred revenue	(13,343)	35,988
Other current liabilities	-	(21,520)
Net cash used in operating activities	(1,230,857)	(698,914)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(1,201)	(83)
Net cash used in investing activities	(1,201)	(83)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from due to related parties.	210	58,398
Proceeds (repayment) of line of credit, net.	(280,460)	280,460
Proceeds (repayment) of accounts receivable financing, net.	-	(247,603)
Proceeds (repayments) - notes payable - related parties	(231,233)	261,233
Proceeds from sale of Class A Preferred stock	2,366,118	440,190
Net cash provided by financing activities	1,854,635	792,678
Increase in cash and cash equivalents	622,577	93,681
Cash and cash equivalents, beginning of period	157,402	63,721
Cash and cash equivalents, end of period	$ 779,979	$ 157,402
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 16,103	$ 24,331
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Blender Bombs, Inc, (the "Company") was originally formed on July 30, 2018 as Blender Bombs, LLC, a South Carolina limited liability company. On August 26, 2019 the company converted to Blender Bombs, Inc. in the State of Delaware. On February 28, 2022, the Company changed its name to Bomb Enterprises, Inc. The financial statements of Bomb Enterprises, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mount Pleasant, South Carolina.

Bomb Enterprises, Inc. produces and distributes consumable food products to provide consumers a product with nutritional value and health benefits, made with plant-based ingredients. The Company's products are designed to be shelf stable and edible straight from the packaging.

See Note 6 changes to authorized common stock in 2022 resulting from a stock split and amended articles of incorporation, which has been retroactively reflected throughout these financial statements.

Management Plans
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits and incurred negative cash flows from operations during 2023 and 2022. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Throughout the next 12 months, we intend to fund operations from current operations, debt, and equity offerings, as available. There can be no assurance as to the availability or terms upon which such financing and capital might be available in the future. If the Company is unable to secure additional funding, it may be forced to curtail or suspend its business plans. There are no assurances our plans will be successful. The accompanying financial statements do not include any adjustments as a result of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31. The consolidated financial statements, include wholly owned subsidiaries. All intercompany transactions have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Equivalents
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

Accounts Receivable
Accounts receivable are derived from products delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2023 and 2022, there were no allowances for doubtful accounts.

Inventory
Inventory is stated at the lower of cost or net realizable value and accounted for using the first-in, first-out method. The inventory balances as of December 31, 2023 and 2022, consist substantially of finished goods produced, packaging materials used in production and work in progress.

Inventory consisted of the following as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Finished goods	$ 94,644	$ 77,046
Packaging and label materials	74,517	76,167
Total	$ 169,161	$ 153,213

During 2023 and 2022, the Company reserved approximately $10,000 and $0 of finished goods and packaging related inventory.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of 3 years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Long-lived Assets
The Company reviews its long-lived assets (property and equipment) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Revenue Recognition

The Company recognizes revenue from services in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Under ASC 606, the Company recognizes revenue when or as the Company's performance obligations are satisfied by transferring control of the promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps as prescribed by ASC 606:

    (i)   identify the contract(s) with a customer;
    (ii)   identify the performance obligations in the contract;
    (iii) determine the transaction price;
    (iv) allocate the transaction price to the performance obligations in the contract; and
    (v)   recognize revenue when (or as) the entity satisfies performance obligations.

The Company only applies the five-step model to contracts when it is probable that it will collect substantially all the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue is primarily derived from the sales of its products to distributors or customers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for fulfilling the performance obligation. Sales and other taxes the Company collect concurrent with the sale of products are excluded from revenue. The Company's normal payment terms vary by the type and location of its customers and the products offered. The time between invoicing and when payment is due is not significant. None of the Company's customer contracts as of December 31, 2023 and 2022 contains a significant financing component. The Company recognizes revenue at the time of shipment, when the product passes to a common carrier and the customer can direct the goods. Revenue is recognized net of estimated returns or allowances.

The Company routinely offers sales discounts and promotions through various programs to its customers and consumers. These programs include rebates, temporary on-shelf price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. Provision for discounts and incentives are recorded in the same period in which the related revenues are recognized. At the end of each accounting period, the Company recognizes a liability for estimated sales discounts that have been incurred. The offsetting charge is recorded as a reduction of revenues in the same period when the expense is incurred.

The Company also records revenues under franchise arrangements. The franchise arrangement is documented in the form of a franchise agreement. The franchise arrangement requires the Company to perform various activities to support the brand that do not directly transfer goods and services to the franchisee, but instead represent a single performance obligation, which includes the transfer of the franchise license. The services provided by the Company are highly inter-related with the franchise license and are considered a single performance obligation. Franchise fee revenue from the sale of individual franchises is recognized over the term of the individual franchise agreement on a straight-line basis. Unamortized non-refundable deposits collected in relation to the sale of franchises are recorded as deferred revenue. Deposits are non-refundable upon acceptance of the franchise application. In the event a franchisee does not comply with their development timeline for opening franchise stores, the franchise rights may be terminated, at which point the franchise fee revenue is recognized for non-refundable deposits.

In addition to franchise fee revenue, the Company collects a royalty calculated as a percentage of net sales from our franchisees. Royalties are recognized as revenue when the related sales are made by the franchisees.

Deferred Revenue

Deferred revenue consists of advance payments that are received or are contractually due in advance of the Company's performance. The Company's deferred revenue is reported on a contract-by-contract basis at the end of each reporting period. The Company classifies deferred revenue as current when the term of the expected completion of the performance obligation is one year or less. The deferred revenue balance is $33,294 and $46,637 at December 31, 2023 and 2022, respectively. Deferred revenue as of January 1, 2023 and 2022 was $46,637 and $10,649, respectively. Of the balance of deferred revenues as of December 31, 2023, $9,294 will be recognized within one year and $24,000 will be recognized ratably over the next eight (8) years.

Cost of revenue

Cost of revenue consists primarily of inventory sold. Outbound freight, third-party logistics costs, customs and duties, packaging materials, and other fulfillment costs are also included in cost of revenues.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising costs expensed were approximately $180,000 and $141,000 for the years ended December 31, 2023 and 2022, respectively.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

While the Company has certain concentrations within accounts receivable during 2023 and 2022, none of the balances represent a significant credit risk. The loss of these customers would not have a long-term, significant impact on the Company's operations.

The Company has three and two vendors as of December 31, 2023 and 2022 that makes up 63% and 37% of accounts payable, respectively. The loss of certain of these vendors, as described below, would have a significant short-term impact on the Company's operations.

The Company utilizes two outsourced packing manufacturers, two outsourced food manufacturers and one outsourced logistics warehouse for all inventory production. These vendors are included in the accounts payable concentrations noted above. One of the food manufacturers and the logistics warehouse are owned by the same group. The loss of the Company's packaging, food manufacturing or logistics warehouse vendors would have a significant short-term impact on the Company's operations, until it could find a suitable replacement for each service. The loss of other vendors would not have a significant impact on the Company's operations.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company adopted this standard on January 1, 2022, with no impact to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, is comprised of the following:

	December 31, 2023	December 31, 2022
Vehicles	$ 34,375	$ 34,375
Equipment	36,912	35,744
Total property and equipment	71,287	70,119
Accumulated Depreciation	(70,120)	(69,972)
	$ 1,167	$ 147

Depreciation and amortization expense was $181 and $1,076 for the years ended December 31, 2023 and 2022, respectively.

NOTE 4 — DEBT

Accounts Receivable Financing

In January 2021, the Company entered into a financing agreement with a lender. In connection with the agreement, the Company receives advances in the form of credit to be used for selected vendor transactions. The Company repays its outstanding advance based upon a percentage of future receivables or payment processor receipts. The company incurs a facilitation fee of 0.50% of each advance. The financing arrangement has a maximum accommodation of $800,000, but is limited by fractional percentages of eligible receivables, purchase orders, inventory or ecommerce revenue. The Company is charged interest daily based on a rate of 1.10% per month. The financing arrangement is secured by substantially all of the Company's assets. The financing arrangement is for a one-year term, and auto-renews each year unless written notice by either party is provided 30 days before the agreement anniversary.

Activity under the financing agreement for the year ended December 31, 2022 is as follows:

Balance - December 31, 2021	247,603
Advances	58,021
Lender fees and interest incurred	2,700
Repayments	(308,324)
Balance - December 31, 2022	-

The agreement was terminated in 2023.

Line of Credit
In January 2022, the Company received a line of credit from a financial institution for up to $300,000 with a one-year maturity, which was extended for an additional year. The line of credit bore interest at prime plus one percent (1%). Prime rate at December 31, 2023 and 2022 was 8.50% and 7.50%, respectively. During 2022, the Company received advances totaling a net of $281,290. In 2023 the balance was repaid in full. The line of credit was cancelled after repaid.

Related Party Loans
On May 1, 2022, the Company entered into a Loan Agreement with an entity controlled by the Company's Chief Financial Officer in the principal amount of $181,233 plus such other future advances as they may occur. Proceeds are for working capital. The loan is secured by the Company's assets. The loan matured six (6) months) after origination, and could be extended upon mutual agreement. The interest expense was zero percent (0.00%) for the first 6 months, then twelve percent (12%) annually. During 2023, this note and interest accrued thereon was repaid in full.

On September 8, 2022, the Company entered into a Loan Agreement with the Company's founder in the principal amount of $80,000 plus such other future advances as they may occur. Proceeds are for working capital. The loan is secured by the Company's assets. The loan matured 12 months after origination, and can be extended upon mutual agreement. The interest expense is zero percent (0.00%) for the first 12 months, then twelve percent (12%) annually. During 2023, $50,000 of this note was repaid and $30,000 remained outstanding. The remaining balance was repaid in full during 2024.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock
As disclosed in Note 1, during 2019, the Company converted to a Delaware corporation. Upon conversion, the Company had authorized the issuance of 100,000 shares of our common stock with par value of $0.01. As of December 31, 2021, all common stock shares authorized were issued and outstanding. Due to the subsequent stock split and the amended par value of common stock as disclosed below, the Company has retroactively reflected both the stock split and adjustment to the par value of common stock in the consolidated financial statements. The Company had increased the authorized shares to accommodate the stock split prior to such occurring as further described below.

Amendments to Authorized Capital Stock
In February 2022 and again in September 2022, the Company amended its certificate of incorporation, which resulted in the authorization of 4,500,000 shares of Common Stock, par value of $0.00001, and 2,000,000 shares of Preferred Stock, par value $0.00001. The change in par value has been retrospectively applied in these consolidated financial statements.

Of the 4,500,000 authorized shares of Common Stock, 502,500 were designated as Founders Stock. Of the 2,000,000 authorized shares of Preferred Stock, up to 1,000,000 may be designated as Series A Preferred Stock. The original issue price for Series A Preferred Stock is not less than $10.65 per share.

Preferred Stock shall be convertible at the option of the holder at any time and from time to time into Common Stock as determined by dividing the original issue price (not less than $10.65) by the conversion price, which is initially equal to the original issue price of such share. Such conversion rights terminate upon the liquidation, dissolution or winding up of the Corporation or a deemed liquidation event.

Preferred Stock share be entitled to be paid out of the assets of the corporation prior to Common Stock in the event of voluntary or involuntary liquidation, dissolution, or winding up of the corporation at one time the applicable original issue price.

Founders Stock receives 100 votes for each share held. The holders of the shares of Founders Stock, voting as a class, shall be entitled collectively to elect one (1) director to the Board of Directors if there are three or fewer directors, or two (2) directors to the Board of Directors if there are four or more directors.

Stock Split
On August 5, 2022, the Board of Directors approved a 10-for-one stock split of its issued and outstanding shares of Common Stock and Founder Stock. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Founders Stock Exchange
On March 1, 2022, the Company issued 500,000 shares of Founder Stock in exchange for 100% membership interest in certain intellectual property (IP). The Company assigned an insignificant value to the IP as the transaction was between entities under common control and the historical carrying value was nil.

Acquisition of Related Party Entity
In April 2022, through successive actions, the Company issued 15,560 shares of Common Stock to a third party in exchange for 10% Membership Interest in 80x20, LLC, an entity which is controlled by the Company's founder and majority owner at such time. The Company further issued 37,940 shares of Common Stock to a separate entity owned by the Company's founder for the 90% Membership Interest maintained in 80x20, LLC. Through these successive actions, the Company obtained 100% of the Membership Interest in 80x20, LLC which contains certain intellectual property. Concurrent with these actions, the Company also issued 2,500 shares of Founders Stock to the Company's CEO for certain trademarks. The Company determined the acquisition of 80x20, LLC and the trademarks were an asset acquisitions as the primary value of the assets acquired are concentrated in intellectual property. 80x20, LLC had, and continues to have, negligible operations. The Company assigned an insignificant value to the IP as the transaction was between entities under common control and the historical carrying value was nil.

Shares Sold for Cash
During 2023 and 2022, the Company maintained an active Regulation Crowdfunding offering, whereby the Company sold 200,468 and 42,224 shares of Class A Preferred Stock for net proceeds of $2,366,118 and $440,190 after platform fees, respectively, based on a selling price of $10.65 to $14.20 per share as defined by the offering document.

Equity Incentive Plan

In December 2022, our Board of Directors adopted the Bomb Enterprises, Inc. Equity Incentive Plan (the "Plan"). The Plan provides for the grant of equity awards to employees and consultant. Up to 283,050 shares of our common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2023 and 2022, the Company issued 270,850 and 12,200 shares of common stock related to its restricted stock awards plan ("RSA") to various advisors and employees, respectively. All RSA's were valued at $0.08 per share based on management's estimate using a market based approach. Certain of the RSA's vested immediately while others vest up to four years. As of December 31, 2023 138,056 were vested. The Company recognized stock compensation of $10,537 and $510, respectively relating to the vesting of the RSAs. The remaining expense related to unvested RSAs is approximately $11,600 and will be recognized over approximately 2.5 years.

NOTE 7 – RELATED PARTY TRANSACTIONS

See Note 4 for related party debt transactions.

See Note 6 for related party equity transactions.

The Company has related party entities in which it transacts with. The Company sells its products to related party entities. Related party sales during the years ended December 31, 2023 and 2022 were $79,691 and $68,780, respectively. As of December 31, 2023, there was no remaining receivables related to related party sales.

From time-to-time, our founder and entities related to our founder have advanced funds to the Company. These advances are due on demand and bear no interest. Such balances are reflected as due to related parties on the accompanying balance sheets.

NOTE 8 – INCOME TAXES

For the years ended December 31, 2023 and 2022, the Company recorded a provision for income tax of $0, and $0, respectively. The Company's losses before income taxes consist solely of losses from domestic operations.

As of December 31, 2023 and 2022, the Company had deferred tax assets of approximately $508,000 and $268,000, consisting primarily of net operating loss carryforwards.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets. Management has considered the Company's history of net losses, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its U.S. federal and state deferred tax assets. Accordingly, a full valuation allowance has been established against these net deferred tax assets as of December 31, 2023. The Company reevaluates the positive and negative evidence at each reporting period. The Company's valuation allowance increased during 2023 and 2022 by approximately $240,000 and $222,000, respectively.

Based on federal tax returns filed, or to be filed, through December 31, 2023, we had available approximately $2,035,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carrying forwards from 2021 forward have no expiration.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and South Carolina state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2021. The Company currently is not under examination by any tax authority nor are there any uncertain tax positions.

NOTE 9 – SUBSEQUENT EVENTS

In April 2024, the Company's founder purchased 28,169 shares of Series A Preferred Stock for $300,000 is cash proceeds.

The Company has evaluated subsequent events that occurred after December 31, 2023 through August 7, 2024 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF BLENDER BOMBS BY BOMB ENTERPRISES

Treat Yourself to Good Health

The Bomb Co makes smoothie easy, delicious and nutritious. Their hero product, the Blender Bomb, is an all-in-one superfood ball that transforms your smoothie into a delicious meal, helping you look, feel, and be your best. The Bomb Co is a health & wellness company that ...

Show more

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Treat Yourself to Good Health

HAVE A BOMB DAY

$276,617.76 Raised

OVERVIEW   ABOUT   TERMS   UPDATES   REWARDS   DISCUSSION   INV >

Get Equity

$13.30 Per Share

PREVIOUSLY CROWDFUNDED ⊕
$2,940,335

RAISED ⊙
$276,617.76

INVESTORS
102

MIN INVEST ⊙
$492.10

VALUATION
$29.99M

Most Momentum
Top 15 in amount raised last 72 hours

What does this badge mean? See here

REASONS TO INVEST



Invest in a WBENCE certified & woman founded company with a product that has proof of concept. The Bomb Co. has sales of over $19M since inception. 81% of our DTC customers are reoccurring customers.*

You can play a part in improving people's lives through nutrition. The Bomb Co's purpose is to enhance the lives of their community. They only create all-natural superfoods that are both healthy and delicious.

Blender Bombs stands out with its innovative superfood approach. Their unique ingredient combination has the potential to create a new market category. We believe this positions us well for future opportunities.

*This figure is based on our internal sales data and "reoccurring customers" refers to individuals who have made multiple purchases through our DTC channels from January 2023 to May 2024.

TEAM



Helen Hall Leland • Chairman of the Board

My personal and business motto is: "vulnerability impacts + empowers". From the jump into the CPG industry in 2017 when I first started Blender Bombs, I have used my Instagram platform (@helenleland) to share with potential customers, first time ...

Read More





Harold Edward Dickerson Jr (Beau) • CEO

With over 20 years of CPG experience, Beau has a history of leading teams and delivering organizational goals. His previous leadership experience includes Vice President of US Sales, Senior Vice President of Commercial Strategy and Operations, …

Read More





Caleb Joshua Goding • CFO (Fractional)

Extensive experience in accounting, business operations, asset management, complex financial planning, and business consulting. Over the past sixteen years, served as CFO and advisor to several privately held companies, institutions, ultra-high-net-worth …

Read More



THE PITCH

Do Bomb. Feel Bomb. Be Bomb.

The Bomb Co is a health and wellness company with a line of superfoods, best known for their smoothie boosters, Blender Bombs. Made with real, whole-food ingredients, Blender Bombs offer an easy and delicious way to pack essential vitamins and minerals into every smoothie thanks to the whole-food ingredients. Each bomb is made up of 14+ real ingredients packed with every essential amino acid, fatty acid, & omega-3s. The pre-portioned smoothie boosters take the guesswork out of healthy eating, allowing the creation of restaurant-quality smoothies in seconds at home.



WHY BLENDER BOMBS?

TASTY

HASSLE FREE SMOOTHIES

NUTRITIOUS

As consumers increasingly seek convenient and delicious ways to add superfoods to their diets, Blender Bombs strives to pioneer a new CPG category: at-home smoothies. Blender Bombs is a WBENC-certified, female-founded company, on a mission to empower individuals to live healthier lives through consistent healthy eating made simple through daily smoothies.

We believe the Bomb Co. is well positioned to expand its reach and grow its customer base rapidly as a true omnichannel business offering products via e-commerce, brick-and-mortar retailers, and from its very own quick-service smoothie bar franchises, The Bomb Bar.

Beyond The Bomb

While the innovative Blender Bombs are the hero product, the company offers a complete smoothie ecosystem. The product line includes protein powders, granola, and on-the-go nutrition bars, catering to a wide range of consumer needs. The growth from a home kitchen to a multimillion-dollar business is a testament to its success.

THE PROBLEM & OUR SOLUTION

The Challenges of Making A Smoothie At Home & The Blender Bomb Solution

Making an at-home smoothie nutritious, filling, and tasty requires effort. It takes a significant amount of time, money, and knowledge, forcing consumers to spend a premium on lowly take-out options or use questionable chalky supplements.

Blender Bombs understands today's health-conscious consumer. Busy professionals, millennial parents, and aspirational young adults crave convenient, delicious ways to incorporate superfoods and clean ingredients into their diets. Here's why:



Creating nutritious smoothies at home can be a challenge

- **Time Crunch** – Traditional superfood smoothies require extensive pre work. With numerous ingredients, grocery shopping, and precise measurements, the process can take up to 1.5 hours.
- **Hidden Costs** – While take-out smoothies seem convenient, they come at a premium, averaging $15.99 per drink. Bulk buying ingredients for home smoothies may seem cheaper initially, but can often lead to food waste, costing approximately $137.91.
- **Knowledge Barrier** – Understanding superfoods and their health impacts can be daunting. Many store-bought smoothie boosters are filled with powdered additives, lacking real whole foods, fiber, and flavor, compromising both taste and nutrition.

Blender Bombs are packed with real, whole-food ingredients. They offer unmatched taste, satiety, and a complete protein profile with all nine essential amino acids. Just toss a Blender Bomb into the blender with favorite fruits and liquids, and enjoy a restaurant-quality smoothie in seconds. This saves time, money, and can help reduce food waste. It's the ideal solution for busy, health-conscious consumers who want to easily integrate delicious, nutritious smoothies into their daily routine.

The Blender Bomb Advantage

A revolutionary line of superfoods

- Gluten free
- Soy free
- Dairy free
- Plant-based
- Verified non-GMO
- Paleo

NUTRITIOUS

12+ SUPERFOODS

GREAT BENEFITS

- **Real, Whole-Food Ingredients** – We use complete superfoods such as nuts, seeds, dates, and raw honey for unmatched taste and satiety.
- **Complete Protein Profile** – For optimal health and wellness, we use all 9 essential amino acids in every serving to help satisfy your hunger.
- **Unmatched Convenience** – Pre-portioned packs make healthy smoothies a breeze, anytime, anywhere.

THE MARKET & OUR TRACTION

Transforming the Superfood & At-Home Smoothie Market

The global superfood market is growing, projected to reach $209.1 billion by 2026.[1] Further, the U.S. smoothie market was valued at $4.04 billion in 2023 with expectations to reach $9.86 billion by 2033, growing at a 9.4% CAGR.[2] We believe Blender Bombs is positioned to capitalize on the superfood trend with our innovative line of pre-portioned smoothie boosters made with real, whole-food ingredients.



$4.04 billion

The U.S. Smoothie Market in 2023

73%

of consumers indicated breakfast is the #1 occasion for at-home smoothies

75%

of consumers say they are looking for healthier and more convenient breakfast options

Source | Source | Source

Although Blender Bombs is categorized as a supplement, they are clearly not traditional supplements. By using real food ingredients, Blender Bombs can provide a superior solution and capitalize on the higher margins typically associated with food products.

STRONG CUSTOMER BASE

- Subscription retention rate: 89%
- Reoccurring customer rate: 83%
- Amazon conversion rate: 24%
- Average order value: $45
- Returning customer rate: 83%
- In 2023 the returning customer rate was 47%. YTD 2024, returning customer rate is 59% DTC

TRADEMARK PROTECTION

Holds valuable trademarks for Blender Bombs®, The Bomb Bar® & The Bomb Co™

PRODUCT INNOVATION

A consistent pipeline of new products, recently selling out their plant-based protein powder in just 14 days (1,000 units)

FUNDING

Secured $2.9 million through WeFunder

GROWTH

Increased revenue by 18%, while expanding margin contribution by 38% and decreasing operating expenses by 22%

MARGIN

Maintaining 50% margin in 2024


THE BOMB CO.
PLANT-BASED AND SO DELI
GUT HEALTH BOOSTER
The OG
Blender B
Original Super
12
6

Christal
The Bomb Co. Customer

"...I already have less sugar cravings, feel full throughout the day and eat less food than before."

Jennifer
The Bomb Co. Customer

"...Thank you for helping me on my journey! I have been using Blender Bombs for 3 years and always recommend them to everyone!..."

Sarah
The Bomb Co. Customer

"As a Registered Dietitian...the bombs are great because they are adding fats and proteins in with the carbs from fruit. This causes a much more steady rise and fall of blood sugar."

**The above testimonials may not be representative of the opinions or the experiences of other Blender Bomb users and are not a guarantee of future performance or success.*

We boast a robust product development pipeline, as evidenced by the recent runaway success of our plant-based protein powder, selling out in a mere 14 days! We are currently maintaining a 50% margin and have experienced an 18% increase in revenue. Not to mention, we have a passionate social media following and an engaged email subscriber base of 80,000.

A Healthier, Tastier Smoothie Future



Help us empower individuals to live healthier lives

One delicious smoothie at a time

INVEST TODAY

The Bomb Co seeks to revolutionize the smoothie industry with delicious and convenient superfood boosters made from real, whole-food ingredients. With a loyal customer base, impressive growth, and an exciting product pipeline, we believe The Bomb Co is poised to take the at-home smoothie market by storm.

Join us in empowering individuals to live healthier lives, one delicious superfood smoothie at a time.

Invest in The Bomb Co today!

ABOUT

HEADQUARTERS
309 Hibben St
Mount Pleasant, SC 29464

WEBSITE
View Site ↗

The Bomb Co makes smoothie easy, delicious and nutritious. Their hero product, the Blender Bomb, is an all-in-one superfood ball that transforms your smoothie into a delicious meal, helping you look, feel, and be your best. The Bomb Co is a health & wellness company that provides a variety of nutrient-dense superfoods and supplements. The Bomb Co has a raving community that has led to nearly $20M in sales. Their products are available direct-to-consumer, on Amazon, and in retailers such as Whole Foods Market nationwide.

TERMS
Blender Bombs by Bomb Enterprises

Overview

PRICE PER SHARE
$13.30

VALUATION
$29.99M

DEADLINE ⊕
Nov. 21, 2024 at 7:59 AM UTC

FUNDING GOAL ⊕
$15k - $5M

Breakdown

MIN INVESTMENT ⊕
$492.10

OFFERING TYPE
Equity

MAX INVESTMENT ⊕
$4,999,935.50

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
1,128

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
375,935

Maximum Number of Shares Offered subject to adjustment for bonus shares











SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus:

Previous Investors are eligible to receive 20% Bonus Shares

Time-Based Perks

Early Bird: Invest $492 and receive 20% Bonus Shares.

Amount Based Perks:

Invest $500 and receive an Owner Certificate.

Invest $1,000 and receive an Owner Certificate and a Free Protein/Bomb Bundle.

Invest $2,000 and receive an Owner Certificate and a Free Annual Blender Bomb Subscription.

Invest $10,000 and receive an Owner Certificate, a Free Annual Blender Bomb Subscription*, and 35% Off Sitewide for Life.

Invest $30,000 and receive an Owner Certificate, a Free Lifetime Blender Bomb Subscription**, 35% Off Sitewide for Life, and 10% Bonus Shares.

Invest $60,000 and receive an Owner Certificate, a Free Lifetime Blender Bomb Subscription, 35% Off Sitewide for Life, an Investor Retreat Weekend, and 15% Bonus Shares.

Invest $100,000 and receive an Owner Certificate, a Free Lifetime Blender Bomb Subscription, 35% Off Sitewide for Life, a 7-Night Stay in Helen's Carriage House during the Investor Retreat Weekend, and 20% Bonus Shares.

*Annual Blender Bomb Subscription: 12 total monthly shipments at a value of $49.99.

**Lifetime Blender Bomb Subscription: Monthly shipments at a value of $49.99 – for life!

***Those who have already invested and received the annual or lifetime subscription can gift their subscription to a friend or family member.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Bomb Enterprises, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $13.30 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1330. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

NEW UPDATES

09.02.24

A heartfelt thank you this Labor Day

With Labor Day just around the corner, The Bomb Co. wants to take this opportunity to extend our heartfelt thanks to all of our community. This includes our valued customers, investors, and of course our hardworking team members.

Labor Day is a special time to recognize the dedication of individuals who embody the spirit of industry and entrepreneurship. The Bomb Co. is a shining example of a group of people dedicated to changing people's lives- through nutrition.

We also want to remind you that bonus shares end Sept 4. If you want to learn more and you want to schedule a call, please do so here: https://calendly.com/helen-thebombco/30min

We wish you a wonderful, enjoyable, and safe Labor Day weekend.

See what out community is saying about why they invested in Blender Bombs:

> Super inspired by Helen and think she's truly a marketing genius. She's been really helpful to me as a fellow entrepreneur and I'm excited to be able to share in her success of Blender Bombs by being an investor!

> I started w a $2500 investment and have since added to my investment 4x (now $25k) as I learn what Helen and the team is doing w this co. I'm a longtime customer and seeing where Helen is taking this co, I have more faith in her than putting these funds in a more traditional investing situation (ie IRA). Keep up the good work!

> I've been a consumer of Blender Bombs for years and have followed Helen through this journey of growth from afar. Her curiosity of everything health and making the best business decisions mixed with my passion for health and fitness - not to mention the awesome product - made this investment a no-brainer. Looking forward to the future!

ALL UPDATES

09.01.24

Our incredible subscription retention

As we progress through our crowdfunding round, one key question we receive is: What are our subscriber retention rates, and how are we enhancing them? We proudly lead the pack with stellar retention rates. At the six-month mark, we maintain an impressive 60% of subscribers (see below), while most food or supplement companies are pleased to exceed 30%.

While our current figures outshine the competition, we continuously strive for improvement. To bolster these numbers, we introduced a subscriber loyalty program effective August 1st. Our valued subscribers now enjoy exclusive benefits based on their order history:

- After the initial 3+ orders = 10% off subscription price

- After the initial 6+ orders = 15% off subscription price

- After the initial 12+ orders = 20% off subscription price

To express our gratitude to our loyal subscribers, we have retroactively applied these discounts to their accounts, ensuring they reap the rewards instantly.



08.31.24

Get to know our CEO

I think it's always good to get to know the people you do business with. The people you are investing in. Believing in. Putting your hard earned money behind. If you want to learn more about the origins of The Bomb Co., and a little about our CEO Beau Dickerson, I suggest you listen to this episode of The Cold Brew Conversation podcast.

PS- we get into more details about the business in the second half when Beau takes the mic!

Check it out here: https://open.spotify.com/episode/3Ocpx1WGxt39DVvDnRCM7B?si=0pNiLBu-RO2nwx2bQLI3jw

08.30.24

The Early Bird Special ends in just a few days

Invest now and become an owner of your favorite smoothie brand with added perks when investing on our early bird promo!

I wanted to share some exciting data with you to give you a sneak peak into the hustle and the grind we have put into this business the last two years.

We grew +19% last year and are tracking +20% this year. If you remove last year's walmart load-in, we are currently up +48%!! Keep in mind, we only started investing into digital marketing a few months ago.

So far it's been going very well, so this raise is to pour fuel on this fire and to expand in retail.

We are so grateful for any investment and cannot wait to continue growing together!

08.29.24

$2.9 Million Raised

08.29.24

Whole Foods Market Expansion

In 2022, 1,399 people invested in The Bomb Co. We raised $2.9 MILLION! We would not be where we are without our BOMB community. Thanks to our community, we were able to transform and grow! THANK YOU ALL!!

To show appreciation for those who invested in our first round, we've created a special perk that gives BONUS SHARES to our current owners. If you are a potential new investor, we will also offer early bird BONUS SHARES for you.

If you are interested in investing $10,000 or more and want to speak with us, please message us, and we will coordinate a time.


PLANT-BASED AND SO DELICIOUS
THE BOMB CO.
BLENDER BOMBS
5 SUPERFOOD BOMBS
HAIR AND SKIN BOOSTER
Glow-Getter Blender Bomb
Aloe and Irish Sea Moss
12 Nutritious Superfoods + 9 Essential Amino Acids
GLUTEN FREE
NO REFINED SUGAR
DAIRY FREE
SOY FREE
WOMEN OWNED
NET WT 5OZ (170G)
Whole Food Smoothie Booster

The Bomb Co. is thrilled to announce a major success on the sales front! Thanks to Blender Bombs' strong performance, Whole Foods Market has decided to stock the Glow Getter 5pk in 477 locations in October. Purchase orders have already started rolling in this week. This achievement is even more remarkable because it's an off-cycle cut-in. The complete category reset isn't scheduled until Q1 2025. Stay tuned as we have more exciting products under consideration for the full reset.

08.29.24

Only 8 days left!

I SAID IT! There are only 8 days left to invest in our second and FINAL crowdfunding round, and receive bonus shares.

This is the last time we are publicly letting our customers invest in The Bomb Co.

FAQ:

Can you explain the Bonus Shares? Certainly. The bonus shares are something that I personally would love to see every investor take advantage of! We are offering 3 tiers of bonus shares:

- Current investors who invest before Sept 4th - you will receive +40% bonus shares. For example, say you buy 150 shares for $2,000 (at the current $13.30/share price), we would give you +40% Bonus shares. So you would get 210 shares for the price of 150 shares.

  - First time investors who invest before Sept 4th - you will receive +20% bonus shares. For example, say you buy 150 shares for $2,000 (at the current $13.30/share price), we would give you +20% Bonus shares. So you would get 180 shares for the price of 150 shares.

- Current investors who invest after Sept 4th but before the close of the raise (roughly 3-4 months away) will get +20% bonus shares. For example, say you buy 150 shares for $2,000 (at the current $13.30/share price), we would give you +20% Bonus shares. So you would get 180 shares for the price of 150 shares.

- EVERYONE has the option to join the start engine venture club ($275/year), which would get you +10% bonus shares anytime during the raise. And YES! You can stack this. So:

  - Current investors who invest before Sept 4th could receive +50% bonus shares!

  - First time investors who invest before Sept 4th could receive +30% bonus shares!

  - Current investors who invest after Sept 4th but before the close of the raise (which will likely be December) could receive +30% bonus shares.

THANK YOU SO MUCH!!! Thank you for believing in me, our team and our mission. We know that when people replace one meal a day with a Blender Bombs smoothie, their lives change. It starts a catalyst of healthy habits and the world would be a much healthier place if we could get everyone on the Blender Bomb smoothie train. We could not change the world without you. THANK YOU THANK YOU THANK YOU! Let's do this thing!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Blender Bombs by Bomb Enterprises.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

$492

Early Bird
Invest $492 and receive 20% Bonus Shares.

02	03	53	08
Days	Hours	Minutes	Seconds

Select

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Tier 1
Invest $500 and receive an Owner Certificate.

Select

$1,000

Tier 2
Invest $1,000 and receive an Owner Certificate and a Free Protein/Bomb Bundle.

Select

$2,000

Tier 3
Invest $2,000 and receive an Owner Certificate and a Free Annual Blender Bomb Subscription.

Select

$10,000

Tier 4
Invest $10,000 and receive an Owner Certificate, a Free Annual Blender Bomb Subscription, and 35% Off Sitewide for Life.

Select

$30,000

Tier 5
Invest $30,000 and receive an Owner Certificate, a Free Lifetime

$60,000

Tier 6
Invest $60,000 and receive an Owner Certificate, a Free Lifetime

$100,000

Tier 7
Invest $100,000 and receive an Owner Certificate, a Free Lifetime

Blender Bomb Subscription, 35% Off Sitewide for Life, and 10% Bonus Shares.

Select

Blender Bomb Subscription, 35% Off Sitewide for Life, an Investor Retreat Weekend, and 15% Bonus Shares.

Select

Blender Bomb Subscription, 35% Off Sitewide for Life, a 7-Night Stay in Helen's Carriage House during the Investor Retreat Weekend, and 20% Bonus Shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post



Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

 **REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!

 **SECURE**
Your info is your info. We take pride in keeping it that way!

 **DIVERSE INVESTMENTS**
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

Get To Know Us

Our Team
Careers
Blog









Let's Work Together

Raise Capital
Refer a Founder, earn $10k
Success Stories
Partnerships

Need Help

Contact Us
Help Center

Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS | Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Most people haven't found a healthy, easy, delicious meal that they crave every single day. So we created a Superfood Ball that transforms your smoothie into a delicious meal replacement, helping you look, feel, and be your very best. So here we are. Seven years, nearly $20 million in seven million smoothies later. This little ball contains 12 superfoods, every essential amino acid, and every essential fatty acid. Also support your wellness, support weight loss, and help balance your blood sugar. A Blender Mom smoothie takes less than five minutes a day. You only have to do it five days a week, and it less than $5 per smoothie. It's a no-brainer. By replacing one meal a day with a Blender Mom smoothie, you can completely transform your health. Last year, 1,399 of you believed in us so much that we raised a whopping $2.9 million. Here are three reasons why you should invest in us. Number one, we are pioneers in wellness. As category creators, we're not just part of the market. We are freaking leading it. We see our product as the first of its kind and fundamentally changes how customers perceive smoothies. Number two, proven impact entrusted by thousands.

We have a solid foundation proven by our very loyal subscriber and customer base. We have over 1,700 subscribers and an over 80% customer retention rate, which is unheard of in the industry. And most importantly, your investment supports lifelong wellness. With every dollar invested, you're part of a much larger mission to enhance health and well-being on a massive scale. Did you know that nearly three and four people in America are overweight? And over 40% are considered obese. Which is not very shocking when you think about all of the food that we have available to us. This is that's exactly why we created Blender Bums to provide people with healthy meals that are quick, accessible, and delicious. We are available in 44 states and growing. We're distributed nationwide in Whole Foods Market, and this year, we have five new retailers launching in 2024, making us available in thousands of retailers nationwide.

We are also seeing amazing growth and momentum through our E-Comm channels. Our Director to consumer is up 46%, our web sessions are up 157%, and we've seen a 40% increase in our average order value.

Since our last raise, we've empowered more than 1 million people to replace one meal a day with a Blenderbombs smoothie.

When I first started using Blenderboms, I noticed that it was the first and easiest healthy habit that I could change in my life, and that really had a domino effect for me into other healthy habits in my life.

Did you know you paid for our Facebook? Thanks to your previous investment, we were able to completely rebrand. We went from this to this. We hired a CEO, and we added a few other new brains. And now for some more exciting numbers, we are interrupting this fun video for a rapid fire update from our CEO. Remember, we're going to use three seconds.

Last year was all about getting back to our core and strengthening the foundation. We wanted to focus on scaling the company. We wanted to look at our most profitable SKUs, our most profitable channels, the most effective ways to acquire customers, and also all innovation we need to ensure that it was high margin and high profit for the future. We went from 67 to 14 SKUs. We also decided to prioritize our most profitable channel, which is our direct-to-consumer website. The results were nothing short of amazing. We increased sales, we increased margin, and we reduced spend. Sorry, guys. I know that was more than 30 seconds, but always remember, great things come to those who wait.

We disrupted the protein powder industry and launched two new plant-based proteins. Our insights told us that people were looking for a protein powder without a bunch of shit in it. So we created a chocolate version and a vanilla version with less than five ingredients and no gums, fillers, or gut disruptors. We also opened up our first ever smoothie bar location. We have two more openings this year. Expands our marketing and digital platforms and invested in some pretty remarkable digital marketing content. You can just grab yourself a Blender Bomb. We launched three limited edition products, the L'up Balm, the Mitten Cacao Blender Balm, and the Mother of Dragons. All of these are powered your support and dedication to wellness. You can be a part of the movement to help us heal America one superfood smoothie at a time. Cheers. Damn, that's good.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:22 AM 09/20/2022
FILED 09:22 AM 09/20/2022
SR 20223566022 - File Number 7592801

**THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF BOMB ENTERPRISES, INC.**

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

BOMB ENTERPRISES, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is BOMB ENTERPRISES, INC., and that this corporation was originally incorporated pursuant to the General Corporation Law on August 26, 2019.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Bomb Enterprises, Inc. (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 8 The Green, Suite A, in the City of Dover, County of Kent, Zip Code 19901. The name of its registered agent at such address is A Registered Agent, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is (i) Four Million Five Hundred Thousand (4,500,000) shares of Common Stock with a par value of $0.00001 per share ("Common Stock"); and (iii) Two Million (2,000,000) shares of Preferred Stock with a par value of $0.00001 per share ("Preferred Stock").

The following is a statement of the designations and the powers, privileges, and rights, and the qualifications, limitations, or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. <u>General.</u> The voting, dividend, and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock set forth herein and as may be designated by resolution of the Board of Directors with respect to any series of Preferred Stock as authorized herein.

Four Million Five Hundred Thousand (4,500,000) shares of Common Stock are authorized for issuance and subject to such terms, rights, powers, qualifications, and limitations as described herein. Five Hundred Two Thousand Five Hundred (502,500) of the authorized and issued shares of Common Stock of the Corporation are designated as "<u>Founder Stock</u>" and subject to such terms, rights, powers, qualifications, and limitations as described herein, and shall except as explicitly stated otherwise herein be identical to all other shares of Common Stock.

2. <u>Voting.</u> The holders of the Common Stock are entitled to cast one (1) vote for each share of Common Stock held, except that the holders of the Founder Stock are entitled to cast one hundred (100) votes for each share of Founder Stock held, at all meetings of the stockholders (and in any written action in lieu of meeting); *provided, however*, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendments to the Certificate of Incorporation that relate solely to the terms of one or more outstanding series of Preferred Stock if the holders of Preferred Stock are entitled to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law, or any amendments to the Certificate of Incorporation that relate solely to the terms of the Preferred Stock if the holders of Preferred Stock are entitled to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. <u>Founder Stock Protective Provisions.</u> At any time when shares of Founder Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Founder Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

    3.1   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any merger or consolidation, or consent to any of the foregoing;

    3.2   amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences, or rights of the Founder Stock;

    3.3   increase or decrease the authorized number of shares of Founder Stock; or

    3.4   increase the size of the Board.

4. <u>Founder Stock Rights to Elect Directors</u>. The holders of the shares of Founder Stock shall be entitled collectively to elect: one (1) director to the Board of Directors of the Corporation if it has three or fewer directors, or two (2) directors to the Board of Directors of the Corporation if it has four or more directors; who shall in either case be elected by a majority of the holders of Founder Stock, voting separately as a class.

B. <u>PREFERRED STOCK</u>

Up to One Million (1,000,000) shares of the authorized and unissued Preferred Stock of the Corporation may be designated by the Board of Directors of the Corporation as "<u>Series A Preferred Stock</u>", with the following rights, preferences, powers and restrictions, qualifications, and limitations. The Series A Preferred Stock may be divided into subclasses or subseries as determined by the Board of Directors of the Corporation. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth.

The "<u>Original Issue Price</u>" shall mean, for the Series A Preferred Stock, an amount not less than $10.65 per share as determined by the Board of Directors of the Corporation, and which may vary for different subclasses or subseries of such Series A Preferred Stock as determined by the Board of Directors, subject in each case to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

1. <u>Dividends</u>.

The Corporation shall not declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount

3

of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); *provided*, that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock (which for the avoidance of doubt shall include shares of Founder Stock), pro rata based on the number of shares held by each such holder.

4

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred Stock (the "Requisite Holders") elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b)   In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and

5

the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 1 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Section 2.3.2(b). Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except (i) as contemplated by such Deemed Liquidation Event or to discharge expenses incurred in connection with such Deemed Liquidation Event; (ii) in the ordinary course of business; or (iii) as approved by the Board of Directors of the Corporation.

2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

6

3. Voting.

    3.1   RESERVED.

    3.2   RESERVED.

    3.3   Preferred Stock Protective Provisions. At any time when at least Fifty Thousand (50,000) shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

        3.3.1 amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock; or

        3.3.2 (i) create, or authorize the creation of, or reclassify, any capital stock unless the same ranks junior to or is *in pari passu* with the Series A Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to or is *in pari passu* with the Series A Preferred Stock with respect to its rights, preferences and privileges.

    4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

    4.1   Right to Convert.

        4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" for each share of Series A Preferred Stock shall initially be equal to the Original Issue Price of such share, as determined by the Board of Directors of the Corporation. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 <u>Termination of Conversion Rights</u>. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided*, that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with <u>Section 2.1</u> to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 <u>Fractional Shares</u>. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 <u>Mechanics of Conversion</u>.

4.3.1 <u>Notice of Conversion</u>. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "<u>Conversion Time</u>"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 <u>Reservation of Shares</u>. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of

8

its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   RESERVED.

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or

9

from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all

10

outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.5, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

11

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1   Trigger Events.

(a)   Upon either (i) the closing of the sale of shares of Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $10,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), then (A) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (B) such shares may not be reissued by the Corporation.

(b)   On the date and time, or the occurrence of an event, specified by the Board of Directors of the Corporation and being at least thirty (30) days following a bona fide written offer by the Board of Directors of the Corporation, which offer shall remain in force for at least thirty (30) days as specified in the offer, to redeem in full any or all of the outstanding Series A Preferred Stock, out of funds legally available therefor, for a price per share equal to at least one and a half times the applicable Original Issue Price, plus any dividends declared but unpaid thereon (the "Redemption Offer") (the date and time specified or the time of the event specified by the Board of Directors of the Corporation is referred to herein as the "Mandatory Conversion Time"), then (i) all outstanding shares of Series A Preferred Stock subject to such offer and not redeemed in the manner set forth herein shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

12

5.2 <u>Procedural Requirements</u>. All holders of record of shares of the relevant Preferred Stock shall be sent written notice of the Redemption Offer and the Mandatory Conversion Time pursuant to this Section 5.2.

(a) <u>Redemption Offer Notice</u>. The Corporation shall send written notice to each holder of Series A Preferred Stock subject to a Redemption Offer upon making such Redemption Offer, on a date no later than thirty (30) days prior to the Mandatory Conversion Time under Section 5.1(b), advising such holders of the terms of the Redemption Offer and the time and place designated for mandatory conversion of such shares of Series A Preferred Stock. Each holder of Series A Preferred Stock subject to a Redemption Offer shall have until the time specified in the notice to give written notice to the Corporation of its acceptance of the Redemption Offer as provided in Section 5.1(b).

(b) <u>Mandatory Conversion Time Notice</u>. The written notice of the Mandatory Conversion Time shall state the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this <u>Section 5</u> and need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to <u>Section 5.1</u>, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this <u>Section 5.2</u>. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. <u>Redemption</u>. The shares of Preferred Stock shall not be redeemable by any holder thereof, except as otherwise provided herein.

7. <u>Redeemed or Otherwise Acquired Shares</u>. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be

13

automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. <u>Blank Check Preferred Stock</u>. Subject to any vote expressly required by this Certificate of Incorporation, authority is hereby expressly granted to the Board of Directors from time to time to issue Preferred Stock in one or more series, and in connection with the creation of such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative participating, option, or other special rights, and qualifications, limitations, or restrictions thereof, including without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges, and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the General Corporation Law. Without limiting the generality of the foregoing, and subject to the rights of any series of Preferred Stock then outstanding, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior, rank equally, or be junior to the Preferred Stock of any other series to the extent permitted by law.

9. <u>Waiver</u>. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

10. <u>Notices</u>. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Second Amended Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend, and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Second Amended Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of the stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders, or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate, or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "Covered Persons"), unless such matter, transaction, or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of

15

Incorporation, the affirmative vote of the holders of at least a majority of the shares of Preferred Stock the outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers, or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is: vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal, or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality, and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal, or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Third Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 19th day of September, 2022.

DocuSigned by:

Helen Hall

7B12CD0D823F4C7...

By: Helen R. Hall

Its: President

16

Exhibit G
Test The Waters Materials
(See attached)





Blender Bombs by Bomb Enterprises is taking reservations for a possible, upcoming round. Indicate interest today.

start engine

Add to Watchlist

RESERVE NOW

GET A PIECE OF BLENDER BOMBS BY BOMB ENTERPRISES

Treat Yourself to Good Health

The Bomb Co makes smoothie easy, delicious and nutritious. Their hero product, the Blender Bomb, is an all-in-one superfood ball that transforms your smoothie into a delicious meal, helping you look, feel, and be your best. The Bomb Co is a health & wellness company that ...
Show more

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.



BOMB
BOMB
Treat Yourself to Good Health
HAVE A BOMB DAY

$118,808.86 Reserved

OVERVIEW | ABOUT | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED $118,808.86

RESERVATIONS 36

REASONS TO INVEST



- Invest in a WBENCE certified & woman founded company with a product that has proof of concept. The Bomb Co. has sales of over $19M since inception. 81% of our DTC customers are reoccurring customers.*



- You can play a part in improving people's lives through nutrition. The Bomb Co's purpose is to enhance the lives of their community. They only create all-natural superfoods that are both healthy and delicious.



- Blender Bombs stands out with its innovative superfood approach. Their unique ingredient combination has the potential to create a new market category. We believe this positions us well for future opportunities.

filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

*This figure is based on our internal sales data and "reoccurring customers" refers to individuals who have made multiple purchases through our DTC channels from January 2023 to May 2024.

TEAM



Helen Hall Leland • Chairman of the Board

My personal and business motto is: "vulnerability impacts + empowers". From the jump into the CPG industry in 2017 when I first started Blender Bombs, I have used my Instagram platform (@helenleland) to share with potential customers, first time ...
Read More






Harold Edward Dickerson Jr (Beau) • CEO
With over 20 years of CPG experience, Beau has a history of leading teams and delivering organizational goals. His previous leadership experience includes Vice President of US Sales, Senior Vice President of Commercial Strategy and Operations, a...
Read More




Caleb Joshua Goding • CFO (Fractional)
Extensive experience in accounting, business operations, asset management, complex financial planning, and business consulting. Over the past sixteen years, served as CFO and advisor to several privately held companies, institutions, ultra-high-net-worth ...
Read More

THE PITCH

Do Bomb. Feel Bomb. Be Bomb.

The Bomb Co is a health and wellness company with a line of superfoods, best known for their smoothie boosters, Blender Bombs. Made with real, whole-food ingredients, Blender Bombs offer an easy and delicious way to pack essential vitamins and minerals into every smoothie thanks to the whole-food ingredients. Each bomb is made up of 14+ real ingredients packed with every essential amino acid, fatty acid, & omega-3s. The pre-portioned smoothie boosters take the guesswork out of healthy eating, allowing the creation of restaurant-quality smoothies in seconds at home.



As consumers increasingly seek convenient and delicious ways to add superfoods to their diets, Blender Bombs strives to pioneer a new CPG category: at-home smoothies. Blender Bombs is a WBENC-certified, female-founded company, on a mission to empower individuals to live healthier lives through consistent healthy eating made simple through daily smoothies.

We believe the Bomb Co is positioned for maximum reach and incredible customer acquisition, as a true omnichannel business offering products via e-commerce, brick-and-mortar retailers, and from its very own, quick-service smoothie bar franchises; The Bomb Bar.

Beyond The Bomb
While the innovative Blender Bombs are the hero product, the company offers a complete smoothie ecosystem. The product line includes protein powders, granola, and on-the-go nutrition bars, catering to a wide range of consumer needs. The growth from a home kitchen to a multimillion-dollar business is a testament to its success.

THE PROBLEM & OUR SOLUTION

The Challenges of Making A Smoothie At Home & The Blender Bomb Solution

Making an at-home smoothie nutritious, filling, and tasty requires effort. It takes a significant amount of time, money, and knowledge, forcing consumers to spend a premium on lowly take-out options or use questionable chalky supplements.

Blender Bombs understands today's health-conscious consumer. Busy professionals, millennial parents, and aspirational young adults crave convenient, delicious ways to incorporate superfoods and clean ingredients into their diets. Here's why:


Creating nutritious smoothies at home can be a challenge
TIME CRUNCH
HIDDEN COSTS
KNOWLEDGE BARRIER

- **Time Crunch** – Traditional superfood smoothies require extensive pre work. With numerous ingredients, grocery shopping, and precise measurements, the process can take up to 1.5 hours.
- **Hidden Costs** – While take-out smoothies seem convenient, they come at a premium, averaging $15.99 per drink. Bulk buying ingredients for home smoothies may seem cheaper initially, but can often lead to food waste, costing approximately $137.91.
- **Knowledge Barrier** – Understanding superfoods and their health impacts can be daunting. Many store-bought smoothie boosters are filled with powdered additives, lacking real whole foods, fiber, and flavor, compromising both taste and nutrition.

Blender Bombs are packed with real, whole-food ingredients. They offer unmatched taste, satiety, and a complete protein profile with all nine essential amino acids. Just toss a Blender Bomb into the blender with favorite fruits and liquids, and enjoy a restaurant-quality smoothie in seconds. This saves time, money, and can help reduce food waste. It's the ideal solution for busy, health-conscious consumers who want to easily integrate delicious, nutritious smoothies into their daily routine.

The Blender Bomb Advantage


NUTRITIOUS
12+ SUPERFOODS
GREAT BENEFITS
A revolutionary line of superfoods
· Gluten free
· Soy free
· Dairy free
· Plant-based
· Verified non-GMO
· Paleo
THE BOMB CO.
Coconut Kick Blender Bomb

- **Real, Whole-Food Ingredients** – We use complete superfoods such as nuts, seeds, dates, and raw

honey for unmatched taste and satiety.

- **Complete Protein Profile** – For optimal health and wellness, we use all 9 essential amino acids in every serving to help satisfy your hunger.
- **Unmatched Convenience** – Pre-portioned packs make healthy smoothies a breeze, anytime, anywhere.

THE MARKET & OUR TRACTION

Transforming the Superfood & At-Home Smoothie Market

The global superfood market is growing, projected to reach $209.1 billion by 2026.[1] Further, the U.S. smoothie market was valued at $4.04 billion in 2023 with expectations to reach $9.86 billion by 2033, growing at a 9.4% CAGR.[2] We believe Blender Bombs is positioned to capitalize on the superfood trend with our innovative line of pre-portioned smoothie boosters made with real, whole-food ingredients.



$4.04 billion
The U.S. Smoothie Market in 2023

73% of consumers indicated breakfast is the #1 occasion for at-home smoothies

75% of consumers say they are looking for healthier and more convenient breakfast options

Source | Source | Source

Although Blender Bombs is categorized as a supplement, they are clearly not traditional supplements. By using real food ingredients, Blender Bombs can provide a superior solution and capitalize on the higher margins typically associated with food products.

PRODUCT INNOVATION

A consistent pipeline of new products, recently selling out their plant-based protein powder in just 14 days (1,000 units)

FUNDING

Secured $2.9 million through

STRONG CUSTOMER BASE

- Subscription retention rate: 89%
- Reoccurring customer rate: 83%
- Amazon conversion rate: 24%
- Average order value: $45
- Returning customer

WeFunder

Returning customer rate: 83%

- In 2023 the returning customer rate was 47%. YTD 2024, returning customer rate is 59% DTC

GROWTH

Increased revenue by 18%, while expanding margin contribution by 38% and decreasing operating expenses by 22%

TRADEMARK PROTECTION

Holds valuable trademarks for Blender Bombs®, The Bomb Bar® & The Bomb Co™

MARGIN

Maintaining 50% margin in 2024



THE
BOMB
CO.
The OG
Blender

Christal
The Bomb Co. Customer

"...I already have less sugar cravings, feel full throughout the day and eat less food than before."

Jennifer
The Bomb Co. Customer

"...Thank you for helping me on my journey! I have been using Blender Bombs for 3 years and always recommend them to everyone!..."

Sarah
The Bomb Co. Customer

"As a Registered Dietitian...the bombs are great because they are adding fats and proteins in with the carbs from fruit. This causes a much more steady rise and fall of blood sugar."

**The above testimonials may not be representative of the opinions or the experiences of other Blender Bomb users and are not a guarantee of future performance or success.*

We boast a robust product development pipeline, as evidenced by the recent runaway success of our plant-based protein powder, selling out in a mere 14 days! We are currently maintaining a 50% margin and have experienced an 18% increase in revenue. Not to mention, we have a passionate social media following and an engaged email subscriber base of 80,000.

WHY INVEST

A Healthier, Tastier Smoothie Future



Help us empower individuals to live healthier lives

One delicious smoothie at a time



The Bomb Co seeks to revolutionize the smoothie industry with delicious and convenient superfood boosters made from real, whole-food ingredients. With a loyal customer base, impressive growth, and an exciting product pipeline, we believe The Bomb Co is poised to take over the at-home smoothie market.

Join us in empowering individuals to live healthier lives, one delicious superfood smoothie at a time.

Invest in The Bomb Co today!

ABOUT

HEADQUARTERS
309 Hibben St
Mount Pleasant, SC 29464

WEBSITE
View Site 🗗

The Bomb Co makes smoothie easy, delicious and nutritious. Their hero product, the Blender Bomb, is an all-in-one superfood ball that transforms your smoothie into a delicious meal, helping you look, feel, and be your best. The Bomb Co is a health & wellness company that provides a variety of nutrient-dense superfoods and supplements. The Bomb Co has a raving community that has led to nearly $20M in sales. Their products are available direct-to-consumer, on Amazon, and in retailers such as Whole Foods Market nationwide.

JOIN THE DISCUSSION

AA   What's on your mind?

0/2500

Post

**Ice breaker! What brought you
to this investment?**

WHY STARTENGINE?

✦ REWARDS

We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

What does it mean when I make a reservation?

Once the offering launches, how will I be notified?

Will I be charged?

Can I cancel my reservation?









Important Message
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.





4:54

BLENDERBOMBS
Posts

helenleland was invited to be a collaborator but hasn't accepted yet.

View insights | Boost post











Liked by **bomb_ceo** and **419 others**
blenderbombs Tomorrow 👀

Comment PERKS & we'll send you an in-depth explanation of all the perks you can get when you invest in The Bomb Co.

Let's do this... BOMBS AWAY!

.

No money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. an indication of interest involves no obligation or commitment of any kind. "reserving" securities is simply an indication of interest.

View all 127 comments
2 days ago



blenderbombs
blenderbombs · Original audio















BOMB
BOMB
BOMB

[INVEST IN THE BOMB CO](#)



The Worlds 1st superfood smoothie booster. Category Creators!

QUESTIONS?

Click here to ask us anything!

*THERE IS NO SUCH THING AS A SILLY QUESTION!



INTERESTED IN INVESTING +$25K & HAVE QUESTIONS?



SCHEDULE A CALL WITH HELEN & OUR CEO



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



4:54

BLENDERBOMBS
Posts

INVESTOR PERKS
+ why you should invest within the FIRST 14 DAYS!

View insights

Boost post





Liked by **bomb_ceo** and **others**

blenderbombs The early bird gets the worm 👀

If you're interested in investing over 25k & want to book a call with Helen + our CEO, dm @helenleland to set it up!

We're going LIVE August 19th!!!!

disclaimer No money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. an indication of interest involves no obligation or commitment of any kind. "reserving" securities is simply an indication of interest.

#investmentopportunity #invest #crowdfunding #crowdfundingcampaign

View all 3 comments

6 days ago



blenderbombs



4:54

BLENDERBOMBS
Posts

helenleland was invited to be a collaborator but hasn't accepted yet.

View insights | Boost post



Liked by **goodmoodfoodrd** and **276 others**

blenderbombs We don't know why everyone is so confused...

JK we may have taken that one a little too far. Sorry guys. But do you really think we would go on shark tank again without taking you with us??! We're not going on @sharktankabc again and here's why 😁

If you want a more in-depth explanation of the perks you'll get for investing early comment PERKS & we'll send you more info. You can also go to the link in our bio and submit a question 💭

.

Since we won't be LIVE until August 19th —

No money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. an indication of interest involves no obligation or commitment of any kind. "reserving" securities is simply an indication of interest.

View all 113 comments

August 13



blenderbombs
blenderbombs · Original audio